UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For October 30, 2020

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, October 29, 2020

DAL N° 1118/20

Messrs.

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Bolsa de Comercio de Buenos Aires

Gerencia Técnica y de Valores Negociables

Re: Material Fact. Report on our own stock buyback.

Dear Sirs,

I am addressing you, as the Head of Market Relations of Transportadora de Gas del Sur S.A. (“TGS” or the “Company”), in order to report on the repurchase of TGS’ shares, complying with the provisions of section 64 and subsequent ones of the Capital Market Act No. 26,831 and the regulations set forth by Comisión Nacional de Valores (Argentine Securities and Exchange Commission) and with the terms and conditions approved by the Board in its meeting dated 21 August 2020 and published in the market through the Material Fact also dated 21 August 2020.

In that respect, I further state that on October 29, 2020 the Company acquired 16,765 of its own ADRs (each one representative of 5 of its common shares) and 12,134 shares pursuant to what is stated herein below:

Date of acquisition	Amount	Price	Gross Amount
10/29/2020	16,765 ADRs 12,134 shares	US$ 4.6688 Ar$ 146.35	US$ 78,271.90 Ar$ 1,775,865.20

Yours faithfully,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán Diego Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: October 30, 2020.